NORTHEAST INVESTORS TRUST

Paying Dividends for Over 60 Years

Quarterly Commentary

Fourth Quarter 2020

Market Recap

Despite the maelstrom generated by the contentious 2020 Presidential election—and with the fate of additional stimulus still up in the air—the markets managed to advance in the fourth quarter, sparked by the approval and rollout of multiple COVID-19 vaccines at the end of the year. This was a clear demonstration that it's the coronavirus—not the inhabitants of the Oval Office or Congress—that continues shape market expectations.

The fourth quarter seemed like a mirror opposite of the first quarter of 2020. Equity markets swiftly ascended, continuing a run that began early last spring. Much like in Q1, small-cap equities were the most sensitive (this time in a positive direction) as the Russell 2000 had its strongest quarter of the year (31.4%). Emerging markets also outperformed, with the MSCI Emerging Markets Index up 19.6% while the S&P 500 advanced 12.1%.



Q4 2020 FIXED INCOME RETURNS
TOTAL RETURNS
3.4%
6.0%
-1.3%
1.8%
5.8%
Investment Grade
EM
Treasury
National Muni
High Yield

High Yield: On the bond side, negative-yielding debt grew to roughly $18 trillion globally, up from $11 trillion at the start of the year, according to Morningstar. Negative and low interest rates—and accommodative Fed policy—fueled demand for "risk on" assets (see chart above). High Yield (5.8%) and Emerging Markets (6.0%) enjoyed another strong quarter, followed by Investment Grade (3.4%) and Municipals (1.8%). Treasuries, by contrast, lost 1.3% as rising inflation expectations pushed Treasury yields up to nearly 1%, the highest level since March.

The demand for yield and improved outlook once again led investors into High Yield. HY mutual funds saw inflows of roughly $8 billion in Q4. According to Refinitiv Lipper, High Yield took in $44 billion for the year (through mid-Dec.), the largest yearly inflow since 2009.

Spreads: The BAML US High Yield Index Yield-to-Worst ended the year at 4.2%, leaving the spread over Treasuries at 330 basis points. Such tight levels have not been seen since before the pandemic. The 20-year average over Treasuries is 5.17%. CCC or lower rated-bonds experienced the most spread compression (compression=price appreciation) during Q4, down roughly 350 bps. The option-adjusted spread (OAS) for CCC or lower was down to 8.03% at year end, roughly 20% lower than its 10-year average (10.01%).

In our last update, we noted that inflation continues to be stubbornly low in the face of unprecedented levels of fiscal and monetary support. But Q4 hinted that inflation might finally be heading back to the Fed's 2% target. The Treasury Inflation Protected Securities (TIPS) Breakeven rate, a good proxy for inflation, closed the year at 1.99%, the highest level since April 2019. From purely an income perspective, rising yields would be welcomed by income investors. However, the rise in inflation expectations has actually surpassed the rise in nominal yields, so the search for yield (real or otherwise) continues.

Fund Performance

The Trust's primary objective is income, therefore it typically invests roughly 85% of its portfolio in fixed income securities. Within this space, the Trust uses a barbell strategy composed of long- and short-duration bonds to reduce the level or risk for a given level of income. As the short dated, yield-to-call bonds convert to cash, the Trust reinvests the proceeds into additional high yield securities. In 2020, the Trust began rolling over into longer dated bonds. The chart at the top of the next page shows the change in the funds short/long composition over the year. The Trust still allocates roughly 10% of its portfolio to "special situations" post-bankruptcy bonds and stocks.

For Q4, the Trust returned 1.9%, vs. 6.5% for the ICE BAML US High Yield Index. The benchmark's strong quarter was driven by the positive outlook for COVID-19 and an increased demand for higher yielding securities. The Trust underperformed due mainly to "out of index" bonds and post-reorg equities, many of which were adversely affected by the coronavirus pandemic. The Trust's energy and oil/gas related bonds continue to be a bright spot, performing well since Q2. In general small-to-mid cap issuers outperformed their larger cap peers, and lower rated debt fared better than higher quality bonds in Q4.


The Trust's Maturity Composition 2020
40%
60%
26%
74%
Start of 2020
End of 2020
Less than 1-YR
Greater than 1-YR

Contributors to the Trust's performance:

- Crestwood Equity Partners 9.25% Preferred MLP — Midstream oil and gas company operating in the Bakken Shale, Delaware Basin, Powder River Basin, Marcellus Shale, Barnett Shale and Fayetteville Shale
- CNX Resources 7.25% 3/14/27 — Oil and gas exploration and production company operating in the Appalachian Basin
- Viskase Common Stock — Global provider of food packaging solutions and services, located in Chicago

Detractors to the Trust's performance:

- American Gilsonite — Produces "Gilsonite", a naturally occurring resin used as an additive in oil/gas and other industrial applications.
- Pyxus International 8.5% 4/15/21 — A global agricultural company; completed a financial restructuring in August

Additions: The Trust continues to rollover its portfolio by reinvesting proceeds from called securities to buy additional securities. The Trust also acquired two securities through exchange offerings. The following securities were added:

- Cooke Omega 8.5% 12/15/22
- Cooper-Standard Auto 13% 6/1/24
- J2 Cloud Services 6% 7/15/25

Subtractions: The following securities were removed:

- Frontier Communications 8% 4/1/27 (Full Call)
- Centene Corp. 4.75% 5/15/22 (Full Call)
- Tidewater 8% 8/1/22 (Partial Call)
- AES Corp. 5.5% 4/15/25 (Tender & Consent)
- J2 Cloud Services 6% 7/15/25 (Full Call)
- Synovous Financial 5.75% 12/15/25 (Full Call)
- Fortress Transportation 6.75% 3/15/22 (Tender & Consent)

S&P Ratings Changes:

- AES Corp. 5.5% 4/15/25, upgrade(11/2/20) from BB+ to BBB-
- Centurylink 7.5% 4/1/24, upgrade (11/23/20) from B+to BB-
- Cooke Omega 8.5% 12/15/22, negative watch (12/15/20) B+*


Option-Adjusted Spreads by Rating
1.03%
1.48%
1.30%
1.92%
2.79%
3.33%
4.13%
4.99%
8.03%
10.01%
Investment Grade
BBB
BB
B
CCC or Lower
Current
10-YR Avg.

Outlook

Since the beginning of the pandemic, 22 million jobs have been lost. Despite a seemingly strong rebound in 2020, only 12 million of those jobs have been recovered to date. After the U.S. unemployment rate steadied at 6.7% in the fourth quarter, the job recovery has slowed down considerably since. The Bureau of Labor Statistics (BLS) reported that non-farm payrolls fell by 140,000 in December, despite economists' expectations for a gain of 50,000. This marked the first monthly decline since April 2020.

The story of 2021 will hinge on the 10 million jobs that remain in limbo. How many will be recovered? And perhaps more importantly, *when* will they be back? These issues will affect all financial markets, but are especially important to High Yield issuers, who are managing liquidity.

On the bright side, High Yield could be at the epicenter of the recovery efforts. The "new normal" may rely heavily on a resurgence of the "old economy," much of which is rooted in High Yield in the form of hard-asset, manufacturing and production companies. For a more detailed look at the year to come, check out our 2021 outlook here.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeast Investors Trust for more than 30 years.

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); BMonrad@northeastinvestors.com

NORTHEAST INVESTORS TRUST

Watch and Read Bruce's Recent Takes on...

The Election: northeastinvestors.com/higher-taxes-and-high-yield/
The Economy: northeastinvestors.com/2021-market-outlook/
The Markets: northeastinvestors.com/bloomberg-baystate-business-10-9-20/
High Yield: northeastinvestors.com/high-yield-update-videos/

DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance.

The ICE BAML U.S. High Yield Index is an unmanaged market value-weighted index comprised of approximately 2,200 domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Issues included in the index have maturities of one year or more and have a credit rating lower than BBB-/Baa3, but are not in default.

Investors should carefully consider investment objectives, risks, charges and expenses. This and other important information about the Trust is contained in the prospectus or summary prospectus, either of which may be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read either one carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.